Your **Vote** Counts!

ATENTO S.A.

2021 Annual General Meeting
Vote by May 28, 2021
5:59 PM ET



ATENTO S.A.
SOCIÉTÉ ANONYME
1 RUE HILDEGARD VON BINGEN
L-1282 LUXEMBOURG
R.C.S. LUXEMBOURG B 185.761

D54873-P55685

You invested in ATENTO S.A. and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on May 31, 2021.**

Get informed before you vote

View the Notice and Proxy Statement, the 2020 Annual Accounts, the 2020 Management Report, the 2020 Audit Report relating to the 2020 Annual Accounts, the 2020 Consolidated Accounts, the 2020 Management Consolidated Report, the 2020 Audit Report relating to the 2020 Consolidated Accounts and the Annual Report on Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 17, 2021. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

May 31, 2021
10:00 AM Central European Time

The offices of CM Law
68 rue Marie-Adélaïde, L-2128
Luxembourg, Grand Duchy of Luxembourg

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

V1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
Agenda of the Annual General Meeting	
1. Approval of the audited 2020 Annual Accounts;	For
2. Approval of the Management Report in relation to the 2020 Annual Accounts;	For
3. Approval of the Audit Report in relation to the 2020 Annual Accounts;	For
4. Allocation of results – decision to set-off the loss made by the Company in relation to the 2020 financial year against the profit brought forward in relation to the previous financial years;	For
5. Discharge of the members of the Board of Directors of the Company in relation to the 2020 financial year;	For
6. Approval of the audited 2020 Consolidated Accounts;	For
7. Approval of the Management Consolidated Report in relation to the 2020 Consolidated Accounts;	For
8. Approval of the Audit Report in relation to the 2020 Consolidated Accounts;	For
9. Renewal of Mr. David Garner, as class I director, of the Company;	For
10. Acknowledgement of the resignation, with effect as of October 15, 2020, of Mr. Oliver FEIX as class II director of the Company and approval, confirmation and, to the extent necessary, ratification of (i) the co-optation, with effect as of October 16, 2020, of Mr. Robert William PAYNE as class II director of the Company as adopted by the Board during its meeting held on October 16, 2020 and (ii) his appointment for a period which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as at December 31, 2021;	For
11. Approval of the 2021 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such; and	For
12. Delegation of powers.	